Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

GREAT PANTHER REPORTS RESUMPTION OF MINING IN TUCANO’S UCS PIT AND REPORTS SECOND QUARTER 2021 PRODUCTION RESULTS

UCS pushback activities ahead of schedule and production ramping up with higher grade ore to be mined in upcoming quarters

Vancouver, BC - July 14, 2021 - Great Panther Mining Limited (TSX: GPR; NYSE-A: GPL) (“Great Panther” or the “Company”), a growing gold and silver producer focused on the Americas, reports that mining of ore has recommenced in the Urucum Central South (“UCS”) open pit of the Company’s Tucano Mine in Brazil.

“I am pleased to report that mining of ore has resumed ahead of schedule in the Urucum Central South pit as the conditions affecting the stability of the west wall have improved significantly,” stated Robert Henderson, President and CEO. “The radar measurements of the west wall have shown a considerable reduction of movement compared to the earlier levels recorded over the past two months, and improved weather conditions are resulting in greater wall stability. Although the delay in safely accessing ore from UCS resulted in low production for the second quarter, production has begun ramping up in July and the higher grade ore not mined in the second quarter will be mined in upcoming quarters.”

Operations have removed approximately 1.4 million tonnes of unstable weathered waste material from the upper west wall of the UCS pit and have improved water drainage in the upper oxide area of the deposit while pushback activities continue. A further 1.2 million tonnes of waste material is expected to be removed as part of the designed pushback. Strict safety protocols are being followed to ensure continued health and safety of workers, which includes radar monitoring for wall movement, prisms and drone surveys.

The Company also reports production results for the three months ended June 30, 2021, from its three wholly owned mines: Tucano in Brazil, and Topia and the Guanajuato Mine Complex (“GMC”) in Mexico.

Second Quarter 2021 Production Highlights

•	Consolidated metal production of 27,722 gold equivalent ounces (“Au eq oz”), inclusive of 22,804 gold ounces (“Au oz”) and 334,423 silver ounces (“Ag oz”)
•	Total gold production at Tucano of 20,696 Au oz
•	Total silver equivalent production at Topia of 312,259 silver equivalent ounces (“Ag eq oz”)
•	Total silver equivalent production at the GMC of 284,883 Ag eq oz
•	UCS pushback activities ahead of schedule; resumption of mining of ore ramping up to full production
•	Tailings capacity at the GMC determined to be sufficient through December 2021

Consolidated Operating Results

Consolidated Operating Results	Q2 2021	Q2 2020	Change	Q2 2021	Q1 2021	Change
Ore processed (tonnes)	929,430	847,174	10%	929,430	854,704	9%
Gold eq production (oz) (1)	27,722	38,541	-28%	27,722	30,556	-9%
Gold production (oz)	22,804	36,357	-37%	22,804	24,978	-9%
Silver production (oz)	334,423	142,457	135%	334,423	360,070	-7%
(1)	Gold equivalent ounces for 2021 were calculated using a 1:85 Au:Ag ratio, and ratios of 1:0.0005 and 1:0.0006 for the price/ounce of gold to price/pound of lead and zinc, respectively, consistent with the Company’s guidance for the year. Gold equivalent ounces for 2020 were calculated using a 1:90 Au:Ag ratio, and ratios of 1:0.0006 and 1:0.0008 for the price/ounce of gold to price/pound of lead and zinc, respectively, consistent with the Company’s guidance for the year.

The Company’s operations are on track to meet previously announced consolidated production guidance for 2021 of 125,000 to 140,000 Au eq oz. Approximately 60% of annual guidance is expected in the second half of the year, considered the dry season in Northern Brazil, following the temporary halt of mining at UCS as well as higher stripping and lower production levels in the first half of 2021 as per the mine plan for Tucano.

Production guidance here and elsewhere in this news release is forward-looking information that should be read in conjunction with the Cautionary Statement on Forward-Looking Information section at the end of this news release. The Company may revise guidance during the year to reflect actual results to date and those anticipated for the remainder of the year.

The COVID-19 pandemic continues to affect the regions in which the Company operates. Strict health and safety protocols remain in place, and the Company is particularly focused on maintaining top-of-mind awareness about prevention practices within the organization and the communities that surround its operations. Vaccination programs are advancing, albeit slowly, and vigilance is of the utmost importance in order to support health authorities during this time.

Tucano

Tucano Operating Results	Q2 2021	Q2 2020	Change	Q2 2021	Q1 2021	Change
Total material mined (tonnes)	5,678,601	6,075,380	-7%	5,678,601	6,898,581	-18%
Total waste mined (tonnes)	5,466,688	5,651,379	-3%	5,466,688	6,551,115	-17%
Ore mined (tonnes)	211,913	424,001	-50%	211,913	347,466	-39%
Ore processed (tonnes milled)	873,433	822,638	6%	873,433	796,035	10%
Au grade (g/t)	0.81	1.48	-45%	0.81	0.90	-10%
Au recovery (%)	88.7%	90.2%	-2%	88.7%	88.7%	0%
Gold production (oz)	20,284	35,421	-43%	20,284	20,422	-1%
Carbon fines recovery	412	-	100%	412	2,574	-84%
Total production (oz)	20,696	35,421	-42%	20,696	22,996	-10%

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Tucano produced 20,696 Au oz in Q2 2021, a decrease of 42% compared to the second quarter of 2020, primarily due to of the stoppage in ore production from the UCS pit and therefore feeding the plant lower grades from stockpiles and Urucum North.

Plant throughput in the second quarter was 6% higher compared to the same period in 2020, due mainly to a higher amount of oxide material processed this quarter in the absence of sulfide ore from UCS.

Topia

Topia Operating Results	Q2 2021	Q2 2020	Change	Q2 2021	Q1 2021	Change
Ore processed (tonnes)	15,520	7,781	99%	15,520	19,004	-18%
Ag grade (g/t)	432	352	23%	432	398	9%
Au grade (g/t)	1.07	0.87	23%	1.07	0.87	23%
Ag recovery (%)	93.5%	92.5%	1%	93.5%	92.4%	1%
Au recovery (%)	60.3%	54.0%	12%	60.3%	55.4%	9%
Silver eq production (oz) (1)	312,259	146,128	114%	312,259	363,318	-14%
Silver production (ounces)	201,339	81,427	147%	201,339	224,333	-10%
Gold production (ounces)	321	118	172%	321	293	10%
Lead production (tonnes)	357	163	119%	357	526	-32%
Zinc production (tonnes)	478	223	114%	478	619	-23%
Gold eq production (oz) (2)	3,674	1,624	126%	3,674	4,274	-14%
(1)	Silver equivalent ounces for 2021 were calculated using an 85:1 Ag:Au ratio, and ratios of 1:0.041 and 1:0.049 for the price/ounce of silver to price/pound of lead and zinc, respectively, consistent with the Company’s guidance for the year. Silver equivalent ounces for 2020 were calculated using a 90:1 Ag:Au ratio, and ratios of 1:0.058 and 1:0.068 for the price/ounce of silver to price/pound of lead and zinc, respectively, consistent with the Company’s guidance for the year.
(2)	See footnote (1) under the heading Consolidated Operating Results above for information on the calculation of gold equivalent ounces for 2021 and 2020, respectively.

Silver equivalent production at Topia in Q2 2021 was 312,259 Ag eq oz compared with 146,128 Ag eq oz in Q2 2020, an increase of 114%. Note that production in Q2 2020 was impacted by the suspension of mining operations in Mexico for the months of April and May 2020 following a directive of the Mexican Federal Government to mitigate the spread of COVID-19. Silver equivalent production was 14% lower than in Q1 2021 due primarily to lower throughput, partly offset by higher grade and recovery rates for both gold and silver.

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Guanajuato Mine Complex

GMC Operating Results	Q2 2021	Q2 2020	Change	Q2 2021	Q1 2021	Change
Ore processed (tonnes)	40,477	16,755	142%	40,477	39,665	2%
Ag grade (g/t)	118	133	-11%	118	124	-5%
Au grade (g/t)	1.58	1.80	-12%	1.58	1.53	3%
Ag recovery (%)	87.4%	85.4%	2%	87.4%	86.1%	2%
Au recovery (%)	87.6%	84.7%	3%	87.6%	86.5%	1%
Silver eq production (oz) (1)	284,883	134,703	111%	284,883	279,306	2%
Silver production (oz)	133,083	61,031	118%	133,083	135,737	-2%
Gold production (oz)	1,786	819	118%	1,786	1,689	6%
Gold eq production (oz) (2)	3,352	1,497	124%	3,352	3,286	2%
(1)	Silver equivalent ounces for 2021 were calculated using an 85:1 Ag:Au ratio, consistent with the Company’s guidance for the year. Silver equivalent ounces for 2020 were calculated using a 90:1 Ag:Au ratio, consistent with the Company’s guidance for the year.
(2)	See footnote (1) under the heading Consolidated Operating Results above for information on the calculation of gold equivalent ounces for 2021 and 2020, respectively.

Silver equivalent production at the GMC in Q2 2021 was 284,883 Ag eq oz compared with 134,703 Aq eq oz, an increase of 111% over Q2 2020 as a result of higher throughput and recovery rates for both gold and silver. Note that production in Q2 2020 was impacted by the COVID-19 related shutdown in the months of April and May 2020. Silver equivalent production was 2% higher than in Q1 2021 due primarily to higher throughput, gold grade and recovery rates for both gold and silver.

While the Company continues to wait for approval by the Comisión Nacional de Agua (“CONAGUA”) to expand the tailings storage facility at the GMC, the Company’s technical consultants have determined that there is sufficient tailings capacity to continue milling operations until December 2021. Numerous longer-term solutions are currently being assessed while the Company continues to proactively engage with CONAGUA to expedite the permitting process.

Second Quarter 2021 Financial Results

Great Panther has scheduled the release of its second quarter 2021 financial results for Wednesday, August 4, 2021, after market close. The Company will host a conference call and webcast to discuss the results on Thursday, August 5, 2021, at 9:00 AM PT/12:00 PM ET. Shareholders, analysts, investors and media are invited to join by logging in or calling in to the details below:

Live webcast and registration: https://www.greatpanther.com/investors/webcasts/

Canada and US Toll-Free:	+ 1 800 319 4610
International Toll:	+ 1 604 638 5340

A replay of the webcast will be available on the Webcasts section of Great Panther’s website approximately one hour after the conference call. Audio replay will be available for four weeks by calling the numbers below using the replay access code 7370.

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Canada and US Toll-Free:	+ 1 800 319 6413
International Toll:	+ 1 604 638 9010
Replay Access Code:	7370

Technical Disclosure

The technical information contained in this news release has been reviewed and approved by Fernando A. Cornejo, P. Eng., Chief Operating Officer, a non-independent Qualified Person for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

ABOUT GREAT PANTHER

Great Panther is a growing gold and silver producer focused on the Americas. The Company owns a diversified portfolio of assets in Brazil, Mexico, and Peru, including three operating gold and silver mines, four exploration projects, and an advanced development project. Great Panther is actively exploring large land packages in highly prospective districts and is pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.

For more information, please contact:

Fiona Grant Leydier

Vice President, Investor Relations

T : +1 604 638 8956

TF : 1 888 355 1766

E : fgrant@greatpanther.com

W : www.greatpanther.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include, but are not limited to, statements regarding: (i) 2021 guidance on production and stripping and the assumptions upon which they rely on; (ii) expectations that production is expected to ramp up quarter-over-quarter for the remainder of the year as mining progresses into sectors with lower strip ratios; (iii) expectations regarding the future impacts of COVID-19 and the Company’s ability to continue its operations without interruption should the situation not be as anticipated; and (iv) the Company’s plans to pursue acquisition opportunities to complement its existing portfolio.

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These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: continued operations at Tucano in accordance with the Company’s mine plan, including the expectations regarding the ongoing geotechnical control/stability of UCS and the Company’s ability to successful access the mineralization in the UCS pit without additional costs or interruption; continuation of operations without interruption, additional costs, workforce and supply shortages due to COVID-19 or any other reason; the accuracy of the Company’s Mineral Reserve and Mineral Resource estimates and the assumptions upon which they are based; ore grades and recoveries; prices for silver, gold, and base metals remaining as estimated; national and international transportation arrangements to deliver Tucano’s gold doré to international refineries continue to remain available, despite inherent risks due to COVID-19; international refineries that the Company uses continue to operate and refine the Company’s gold doré, and in a timely manner such that the Company is able to realize revenue from the sale of its refined metal in the timeframe anticipated, despite inherent risks due to COVID-19; capital, decommissioning and reclamation estimates; prices for energy inputs, labour, materials, supplies and services (including transportation) remaining as estimated; currency exchange rates remaining as estimated, including the Brazilian real to US dollar exchange rate of 5.30 used in the Company’s 2021 guidance; all necessary permits, licenses and regulatory approvals for the Company’s operations are received in a timely manner and maintained, including the expectations around the Company’s ability to receive the permits and regulatory approvals necessary for an expansion of the existing GMC tailings storage facility (lifts 18 and 19) in a timely manner and without conditions in order to prevent an interruption to milling operations at the GMC; the accuracy of the geological, operational and price and exchange rate assumptions on which the production guidance is based; operations not being disrupted by issues such as pit-wall failures or instability, mechanical failures, labour disturbances or workforce shortages, illegal occupations or mining, seismic events, and adverse weather condition; assumption that the Company will be successful in resolving the legal claims that ban the use of cyanide in the Tucano processing; conditions in the financial markets; the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost or availability of energy or supplies; and the Company’s ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political, regulatory, and social risks involving Great Panther’s operations in a foreign jurisdiction; potential of further instability or failure of walls of the UCS pit, which compromises a material part of the Mineral Reserves being accessed in 2021, there is no assurance that the Company will be able to continue mining and be able to access the UCS Mineral Reserves which may adversely impact the Company’s Mineral Reserve estimates, production guidance and future revenues, including the potential risk that the Mineral Reserves at UCS may not be accessible at all or that access may be dependent on further remedial work that might interrupt operations; developments with respect to COVID-19 that may impact the Company’s operations, including potential for further workforce and supply shortages, or future orders of federal governments to curtail or cease mining operations or voluntary shutdowns, including the risk that ongoing oxygen supply shortages in purchased oxygen supply may decrease recovery rates; the inherent risk that estimates of Mineral Reserves and Resources may not be accurate or that the assumptions upon which they are based are different than expected and accordingly that mine production will not be as estimated or predicted; the discontinuity of the Tucano ore body and mine selectivity may result in a risk that dilution and mining recovery estimates used in the Mineral Reserve estimation do not accurately reconcile with the Company’s ability to recover the tonnage, grade and metal content estimated in the Mineral Reserves; as the Company’s mines, including, but not limited to its Mexican operations, do not have established Mineral Reserves, except for Tucano and the Company may extend mine operations by mining material at Tucano that is classified as a Mineral Resource without completing a feasibility study demonstrating economic or technical viability, the Company faces higher risks that anticipated rates of production/recovery or estimates of costs will not be achieved; litigation risk, including a risk that the use of cyanide would be banned in respect of Tucano’s operations causing Tucano to have to cease operations if an alternative to cyanide treatment cannot be identified and implemented in a cost-effective way (of which there is no assurance); the potential for unexpected costs and expenses; fluctuations in metal prices; fluctuations in currency exchange rates; physical risks inherent in mining operations (including pit wall collapses, tailings storage facility failures, environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); the inability to operate the Topia Phase II tailings storage facility as planned, or to commence stacking at Topia Phase III when Phase II tailings storage facility is no longer available; there is no assurance that the Company will be able to identify or complete acquisition opportunities and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2020 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov. There is no assurance that such forward-looking statements will prove accurate; results may vary materially from such forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements. The Company has no intention to update forward-looking statements except as required by law.

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